

Mail Stop 3561

March 31, 2010

Mr. Larry Taylor
Chief Financial Officer
OBN Holdings, Inc.
1100 Glendon Avenue, 17th Floor
Los Angeles, California 90024

> **Re: OBN Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2009**
> **Filed November 9, 2009**
> **File No. 0-51021**

Dear Mr. Taylor:

We have reviewed your supplemental response letter dated March 22, 2010 as well as your filings and have the following comments. As noted in our comment letter dated February 26, 2010, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the fiscal year ended June 30, 2009

Consolidated Balance Sheets

1. We note your response to comment one of our letter dated February 26, 2010. Please confirm for us you will revise your footnote disclosure in future filings to clarify the nature of your other intellectual properties and intangible assets similar to what you provide in the response. Further, you disclose in Note 9 that 1,750,000 shares were issued to acquire the intelligent traffic system technology license and 2,894,781 shares were issued to acquire the plastics recycling technology license, which appear to result in substantial different valuations from those indicated in your response. Please explain or revise your disclosures, as appropriate.

2.   We note your response to comment two of our letter dated February 26, 2010. We note that a year has passed since you acquired the technology licenses. In this regard, explain to us how you could reasonably conclude these intangible assets are not impaired considering no revenue has been generated since acquisition. Also, explain to us how you determine that the licenses have indefinite useful lives rather than finite lives. Refer to FASB ASC Topic 350-30-35-3.

Note 1 – Organization and Summary of Significant Accounting Policies
4) Aging of Liabilities

3.   We note your response to comment four of our letter dated February 26, 2010. You indicated to us that the liability payable to the sales broker was offset against the outstanding receivables totaling $404,000 from two new customers. Further, we note that you recorded an allowance of $150,000 related to these receivables. It appears the broker has assumed the collection risk related to these receivables, therefore we are uncertain why you still have an outstanding allowance of $150,000 as of December 31, 2009. Please advise us, or revise.

Acquisitions

4.   We note your response to comment five of our letter dated February 26, 2010. We re-issue our prior comment. In this regard, please explain to us when you announced the acquisition of Kyodo USA. Further, tell us what your stock price was trading at a few days before and after the announcement date, which should be the date used to fair value the transaction in your situation. We may have further comment.

5.   We note your response to comment six of our letter dated February 26, 2010. We note you disclose that Kyodo holds a special permit which allows Kyodo to transport pork through the United States for shipping to Japan. It would appear this is a significant internally generated intangible asset which should have been separately recognized and fair valued in the purchase price allocation. Please advise us, or revise your financial statements.

Note 4 – Film Library

6.   We note your response to comment 13 of our letter dated February 26, 2010. We note you conducted an impairment test of your film library. In that regard, it appears that you had not performed the step to first determine if the carrying amount of the film library was recoverable or not by comparing it to the undiscounted cash flows derived from the asset as required under ASC Topic 360-10-35-17. Please explain.

Item 9A. Disclosure Controls and Procedures

7.   We note your response to comment 15 of our letter dated February 26, 2010. We
        also note in the second paragraph of the response regarding how you evaluated
        the effectiveness of your internal control over financial reporting on a routine
        basis. However, your proposed disclosure did not represent or provide a
        statement identifying the framework used by management to evaluate the
        effectiveness of your internal control over financial reporting. In this regard, your
        assessment of internal control over financial reporting should be conducted using
        an established framework, for example the Committee of Sponsoring
        Organizations of the Treadway Commission which has established guidance to
        evaluate the internal control over financial reporting. For further information,
        please visit the "Sarbanes-Oxley Section 404 – A Guide for Small Business"
        brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

        Please respond to these comments through correspondence over EDGAR within
10 business days or tell us when you will provide us with a response. You may contact
Robert Babula, Staff Accountant, at (202) 551-3339 if you have questions regarding
comments on the financial statements and related matters. Please contact me at (202)
551-3377 if you have any other questions.

                                                Sincerely,

                                                Andrew Mew
                                                Accounting Branch Chief